UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Natuzzi S P A

(Name of Issuer)

American Depositary Shares, each representing one Ordinary share

(Title of Class of Securities)

63905A101

(CUSIP Number)

Calendar Year 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule l3d-l(b)
☑	Rule 13d-l(c)
☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63905A101	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS Quaeroq cvba
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,748,181
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,748,181
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,748,181
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 63905A101	Page 2 of 5 Pages

Item l(a).                                   Name of Issuer:

Natuzzi SPA

Item l(b).                                 Address of Issuer’s Principal Executive Offices:

Via Iazzitiello 47, Santeramo, 70029 Italy

Item 2(a).                              Name of Person Filing:

Quaeroq cvba

Item 2(b).                             Address of Principal Business Office or, if None, Residence:

Franklin Rooseveltlaan 180, 8790 Waregem, Belgium

Item 2(c).                               Citizenship:

Belgium

Item 2(d).                             Title of Class of Securities:

American Depositary Shares, each representing one Ordinary share

Item 2(e).                               CUSIP Number:

63905A101

Item 3.                                                If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                 ☐                  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)                ☐                  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)                 ☐                  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)               ☐                  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)                 ☐                  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)                  ☐                  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)                ☐                  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)                ☐                  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                    ☐                  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 63905A101	Page 3 of 5 Pages

(j)                    ☐                  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)                ☐                  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specific the type of institution: _________________________

Item 4.                                                 Ownership:

(a)                               Amount beneficially owned: 3,748,181

(b)                              Percent of class: 6.83%

(c)                               Number of shares as to which the person has:

(i)                                  Sole power to vote or to direct the vote: 3,748,181

(ii)                              Shared power to vote or to direct the vote: 0

(iii)                          Sole power to dispose or to direct the disposition of: 3,748,181

(iv)                          Shared power to dispose or to direct the disposition of: 0

Item 5.                                                 Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.                                                 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.                                                 Identification and Classification of Members of the Group:

See Exhibit A. This statement on Schedule 13G/A is being filed by Quaeroq cvba on behalf of itself and its parent company, Matexi Group NV. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that Matexi Group NV is the beneficial owner of the American Depositary Shares of Natuzzi SPA referred to herein and such beneficial ownership is expressly disclaimed. Each of Quaeroq cvba and Matexi Group NV expressly disclaim any assertion or presumption that it and the other person on whose behalf this statement is filed constitute a “group.”

Item 9.                                                 Notice of Dissolution of Group:

Not applicable

CUSIP No. 63905A101	Page 4 of 5 Pages

Item 10.                                         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 63905A101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2017

QUAEROQ CVBA

By: /s/ Ivan Van de Maele

Name:	Ivan Van de Maele
Title:	Permanent Representative of De Blauwhoeve BVBA, Director

EXHIBIT A

Quaeroq cvba

Matexi Group NV

EXHIBIT B

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of Quaeroq cvba and Matexi Group NV on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Natuzzi SPA, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of April 2017.

QUAEROQ CVBA

By: /s/ Ivan Van de Maele

Name:	Ivan Van de Maele
Title:	Permanent Representative of De Blauwhoeve BVBA, Director

MATEXI GROUP NV

By: /s/ Ivan Van de Maele

Name:	Ivan Van de Maele
Title:	Permanent Representative of De Blauwhoeve BVBA, Director